Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2015	For the Twelve Months Ended December 31, 2014	For the Nine Months Ended September 30, 2014
Earnings
Net Income for Common Stock	$935	$1,058	$905
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	515	555	496
Pre-Tax Income	$1,450	$1,613	$1,401
Add: Fixed Charges*	469	580	431
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,919	$2,193	$1,832
* Fixed Charges
Interest on Long-term Debt	$413	$510	$378
Amortization of Debt Discount, Premium and Expense	10	13	10
Interest Capitalized	—	—	—
Other Interest	14	15	11
Interest Component of Rentals	32	42	32
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$469	$580	$431
Ratio of Earnings to Fixed Charges	4.1	3.8	4.3